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                                                                    EXHIBIT 17



                             [VIAD CORP LETTERHEAD]

NEWS

FOR IMMEDIATE RELEASE

    REVISED NEWS RELEASE


                                                      CONTACT: William Peltier
                                                                (602) 207-5812
                                                             bpeltier@viad.com


                                 PRESS RELEASE


                             VIAD REVISES MONEYGRAM

                     CASH TENDER OFFER TO $17.35 PER SHARE


                         EXTENDS TENDER OFFER TO MAY 22


PHOENIX, Ariz., May 11, 1998 -- Viad Corp (NYSE:VVI) today announced a revised offer to acquire MoneyGram Payment Systems, Inc. (NYSE:MNE). Viad is now offering to purchase all outstanding MoneyGram shares for cash at $17.35 per share. The offer, which commenced on April 10, 1998, and was scheduled to expire at 6:00 p.m., New York City time on May 8, has been extended to 6:00 p.m., New York City time on May 22, 1998.

     Viad will not further increase its offer price above $17.35. If Viad has not received a majority of MoneyGram's shares by the extended expiration date, the offer will be terminated. MoneyGram is intended to be part of Viad's Travelers Express Company in Minneapolis, the nation's largest money order company. If a majority of the shares are tendered, Viad is prepared to promptly close this transaction based on the regulatory approvals it has received.

     At the close of business Friday, May 8, there were 4,976,441 shares tendered, representing approximately 30.1 percent.

     Viad Corp is a $2.5 billion S&P MidCap 400 services company with interests in payment services, airline catering, convention services and travel and leisure. Headquarters are in Phoenix, Ariz.